Exhibit 99.17

PRESS RELEASE

Energy transition & Renewables:
TotalEnergies partners with Petronas in Asia-Pacific

Paris, June 26, 2023 – TotalEnergies announces the signature of a Strategic Collaboration Agreement with Gentari Renewables Sdn Bhd, the clean energy solutions company of Petronas, to develop renewable energy projects in the Asia Pacific region. Already collaborating in the upstream sector in 8 countries around the world, this agreement further strengthens TotalEnergies’ partnership with Petronas in the energy transition.

This agreement was signed on the sidelines of the Energy Asia Conference in Kuala Lumpur by Julien Pouget, Senior Vice President Asia Pacific for Exploration & Production and Renewables, and Sushil Purohit, Chief Executive Officer of Gentari, in the presence of Patrick Pouyanné, Chairman and CEO of TotalEnergies and Tan Sri Tengku Muhammad Taufik, Gentari Chairman as well as Petronas President and Group CEO.

Under this agreement, TotalEnergies and Gentari will jointly develop the 100MW Pleasant Hills Solar Project in Queensland, Australia, to supply low-carbon electricity to the Roma field’s gas production and processing facilities. TotalEnergies and Gentari’s parent company, Petronas, each hold a 27.5% stake in Gladstone LNG.

“We are pleased to foin forces with our long-standing partner Petronas, through Gentari, to deploy renewable energies in Asia-Pacific and decarbonize our own facilities leveraging on our respective strengths: through this Strategic Collaboration Agreement, we are paving the way for very concrete action plans ranging from implementing best practices to eliminate methane emissions, to energy efficiency and electrification with low carbon power”, commented Julien Pouget, Senior Vice President Asia Pacific for Exploration & Production and Renewables at TotalEnergies. “The 100MW Pleasant Hills Solar Profect, which will contribute to lowering the emissions of Gladstone LNG, is a first material implementation of this agreement.”

“To achieve our foint decarbonization goals, it is critical to harness all our capabilities, capacity and resources efficiently. This includes optimizing our existing partnerships and working to decarbonize our own business entities. Gentari’s latest partnership with TotalEnergies therefore, will provide a new momentum in our net-zero efforts, and to build the right ecosystem for growth in clean energy and net zero solutions,” commented Sushil Purohit, CEO of Gentari.

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. By the first half of 2023, TotalEnergies' gross renewable electricity generation installed capacity was 18 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).